The Art Commission LLC, dba CODAworx

Financial Statements
For the fiscal year ended December 31, 2024

unaudited

Art Commission LLC, dba CODAworx

BALANCE SHEET	12/31/24	12/31/23
Assets		
Cash and cash equivalents	1,402	1,840
Accounts Receivable	8,450	27,503
Total Current Assets	**9,852**	**29,342**
Total Fixed Assets	**-**	**-**
Website Software	183,333	35,547
Other Assests	9,776	10,252
Total Other Assets	**193,110**	**45,799**
TOTAL ASSETS	**$ 202,961**	**$ 75,141**
Liabilities and Stockholders' Equity		
Accounts Payable	138,796	146,665
Credit Cards	83,189	119,184
Accrued Liabilities	9,033	7,998
Payroll Liabilities	6,961	6,961
Short-term loan- Sikes	-	80,000
Prepaid Crowdfunding Contributions	-	140,162
Summit Credit Union LOC	100,000	-
Deferred Revenue	148,753	172,881
Current Maturities of L/T Debt	163,616	64,514
Total Current Liabilities	**650,347**	**738,364**
Notes Payable - Sikes	180,000	50,000
Interest on Note Payable - Toni Sikes	6,564	3,966
Revenue Share Note Payable	18,488	18,488
Revenue Share Interest Payable	12,788	12,788
WEDC Technology Develop Loan	194,391	237,147
WEDC TDL Interest Payable	247	247
SBA EIDL Loan	500,000	500,000
SBA Loan Interest Payable	49,400	35,975
Customer Analytics SOW Payable	194,292	-
Less Current Maturities	(163,616)	(64,514)
Total Long Term Liabilities	**992,552**	**794,097**
Total Liabilities	**$ 1,642,900**	**$ 1,532,461**
Member Capital Contributions	3,862,222	3,610,577
Warrants Outstanding	2,000	2,000
Equity Issuance Costs	(67,074)	(66,065)
Retained Earnings	(5,003,832)	(4,798,866)
Net Income	(233,255)	(204,966)
Total Equity	**$ (1,439,938)**	**$ (1,457,320)**
TOTAL LIABILITIES AND EQUITY	**$ 202,961**	**$ 75,141**

Art Commission LLC, dba CODAworx

Income Statement	2024	2023
Revenue	772,359	652,840
COGS	254,413	228,994
Gross Profit	**$ 517,946**	**$ 423,846**
Operating Expenses	665,587	630,141
Operating Profit/Loss	**$ (147,641)**	**$ (206,295)**
Other Income/Expenses	(85,613)	1,330
Net Profit/Loss	**$ (233,254)**	**$ (204,965)**

Art Commission LLC, dba CODAworx

Statement of Cash Flows	2024	2023
Operating Activites	(302,219)	56,858
Investing Activities	(147,310)	28,076
Financing Activities	449,091	(79,602)
Net Cash Increase for the period	(438)	5,332
Cash at beginning of period	1,839	(3,492)
Cash at end of Period	**$ 1,401**	**$ 1,840**

Art Commission LLC, dba CODAworx

Statement of Financial Position, as of April 5, 2025

ASSETS	
Assets	202,300
TOTAL ASSETS	**202,300**

LIABILITIES AND EQUITY	
Liabilities	1,691,688
Equity	(1,489,387)
TOTAL LIABILITIES AND EQUITY	**202,301**